July 15, 2019

Marc Angell
Chief Executive Officer and Chairman
Marquie Group, Inc.
3225 McLeod Drive, Suite 100
Las Vegas, NV

       Re: Marquie Group, Inc.
           Amendment No. 2 to
           Offering Statement on Form 1-A
           Filed July 5, 2019
           File No. 024-10992

Dear Mr. Angell:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Our references to prior comments are to comments in our June 20, 2019 letter.

Amendment No. 2 to Offering Statement on Form 1-A

Cover Page

1. You indicate that your offering may extend for up to 270 days while on page 17 you indicate the duration is 360 days. Please reconcile.
Principal Stockholders, page 32

2. Clarify what footnotes (1) and (2) refer to in the chart on page 32. Additionally, revise the calculation referenced in Footnote (1) to reflect the correct maximum offering amount.
 Marc Angell
FirstName LastNameMarc Angell
Marquie Group, Inc.
Comapany NameMarquie Group, Inc.
July 15, 2019
Page 2
July 15, 2019 Page 2
FirstName LastName
Exhibits

3. Refer to prior comment 7. The first provision of the subscription agreement you filed continues to refer to a different company. Additionally, we note that the subscription agreement contains a provision mandating that the agreement be governed by and construed in accordance with the laws of the State of Florida. Tell us why you believe that the subscription agreement will be governed under Florida law rather than
         Nevada law, which is the company's state of incorporation and location of its principal executive offices.
4. We note the provision in your subscription agreement naming "the proper forum in the
         Clark County, State of Nevada" as the sole venue for any legal action arising from the subscription agreement. Provide risk factor disclosure regarding the risks and related impact to potential investors. Clearly delineate any subject matter carve-outs, and disclose whether or not the provision applies only to state claims or also to claims arising under the Exchange Act and/or Securities Act.
General

5. We note conflicting disclosure of the company's state of incorporation. The cover page of your Part II information states that the company is incorporated in Florida, while the narrative disclosure states that the company is incorporated in Nevada. Please clarify.
6. Revise to correct the inconsistencies regarding the number of outstanding shares. We note, for example, your statement on page 13 that you have issued and outstanding
         59,700,131 shares as of the date of the prospectus, but that you will have 146,136,719 outstanding shares as of the offering date.
        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794, or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Larry Spirgel, Assistant Director, at
(202) 551-3810 with
any other questions.



                                                               Sincerely,

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